STOCK PURCHASE, MUTUAL RELEASE, AGREEMENT

This Stock Purchase and Mutual Release Agreement (this "Agreement") is effective as of December 31, 2021 by and among LIFE ON EARTH, INC., a Delaware corporation ("LFER"), SMARTAXIOM, INC., a California corporation ("SmartAxiom"), and AMIT BIYANI, an individual ("Biyani").

W I T N E S S E T H:

WHEREAS, LFER, SmartAxiom, and the former shareholders of SmartAxiom are party to a Stock Purchase Agreement dated April 16, 2021, as amended by a First Addendum and a Second Addendum (the "SPA"), under which LFER acquired all of the issued and outstanding capital stock of SmartAxiom; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement: (1) LFER desires to sell and transfer to Biyani, and Biyani desires to acquire from LFER, all of the issued and outstanding capital stock of SmartAxiom (the "SmartAxiom Shares"); and (2) LFER and SmartAxiom desire to release and discharge one another from all duties, obligations, claims, and liabilities arising under or related to the SPA,

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

STOCK PURCHASE

Section 1.1 <u>Sale and Purchase of SmartAxiom Shares</u>. Subject to the terms and conditions hereof, LFER agrees to sell, assign, transfer, convey and deliver to Biyani, and Biyani agrees to purchase from LFER, all and not less than all of the SmartAxiom Shares. This agreement terminates all previous agreements between SmartAxiom, LFER and Amit Biyani effective immediately. In exchange for the SmartAxiom Shares and as the purchase price to be paid therefore, Biyani shall:

(a) Amit Biyani and SmartAxiom agree to execute all necessary documents, within five (5) days of the parties' execution of this Agreement, for the transfer of (i) 7,794,695 shares of common stock of LFER currently held by Biyani; and (ii) 128,822 shares of Series D Preferred Stock of LFER currently held by Biyani to LFER; and

(b) Within 30 days of the parties' execution of this Agreement, cause the current holders of not less than 64,942 additional shares of Series D Preferred Stock of LFER, not designated and owned by Biyani, to deliver to LFER the necessary documents to waive the rights to receive Series D shares.

(c) LFER agrees to execute all necessary documents, within five (5) days of the parties' execution of this Agreement, LFER hereby transfers all SmartAxiom common stock (12,610,706 shares) and preferred shares (1,486,819 shares) to Amit Biyani.

Section 1.2   Representations and Warranties of Biyani Regarding the LFER Shares to be Delivered as the Purchase Price. Biyani hereby represents and warrants that he is the true and lawful registered holder and beneficial owner of the 7,794,695 shares of common stock of LFER and the 128,822 shares of Series D Preferred Stock of LFER to be delivered pursuant to Section 1.1(a), above (collectively, the "Biyani LFER Shares"), and has good title to the Biyani LFER Shares, all of which are free and clear of all liens, pledges, charges, mortgages, security interests, restrictions, leases, licenses, easements, liabilities, claims, encumbrances, preferences, priorities or rights of others of every kind and description (collectively, "Encumbrances"), other than as provided under applicable securities laws. Upon delivery of all documents necessary for the transfer of the Biyani LFER Shares to LFER as herein contemplated, LFER will receive good and valid title to the Shares, free and clear of Encumbrances other than as provided under applicable securities laws. Other than the rights and obligations arising under this Agreement, none of the Biyani LFER Shares is subject to any rights of any other person to acquire the same. Biyani is not a party to any option, warrant, purchase right, or other contract or commitment that could require him to sell, transfer, or otherwise dispose of the Biyani LFER Shares (other than pursuant to this Agreement) nor is he a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Biyani LFER Shares.

Section 1.3   Representations and Warranties of Biyani Regarding the Additional LFER Preferred Shares to be Delivered. Biyani hereby represents and warrants, to the best of his knowledge and belief, that with respect to the not less than 64,942 additional shares of Series D Preferred Stock of LFER to be delivered pursuant to Section 1.1(b), above (collectively, the "Additional LFER Preferred Shares"): (i) the transferors thereof have good title to the Additional LFER Preferred Shares, all of which are free and clear of all Encumbrances, other than as provided under applicable securities laws. Upon delivery of all documents necessary for the transfer of the Additional LFER Preferred Shares to LFER as herein contemplated, LFER will receive good and valid title to the Additional LFER Preferred Shares, free and clear of all Encumbrances, other than as provided under applicable securities laws. Other than the rights and obligations arising under this Agreement, none of the Additional LFER Preferred Shares is subject to any rights of any other person to acquire the same. None of the transferors of the Additional LFER Preferred Shares is or shall be a party to any option, warrant, purchase right, or other contract or commitment that could require them to sell, transfer, or otherwise dispose of the Additional LFER Preferred Shares (other than pursuant to this Agreement) nor is they a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Additional LFER Preferred Shares.

Representations and Warranties of LFER Regarding the SmartAxiom Shares to be Delivered as Consideration. LFER hereby represents and warrants that it is the true and lawful registered holder and beneficial owner of the 12,610,706 shares of common stock of SmartAxiom and the 1,486,819 shares of Preferred Stock of SmartAxiom to be delivered pursuant to Section 1.1(c), above (collectively, the "SA Shares"), and has good title to the SA Shares, all of which are free and clear of all liens, pledges, charges, mortgages, security interests, restrictions, leases, licenses, easements, liabilities, claims, encumbrances, preferences, priorities or rights of others of every kind and description (collectively, "Encumbrances"), other than as provided under applicable securities laws. Upon delivery of the duly endorsed for transfer to Amit Biyani, representing the SA Shares as herein contemplated, Amit Biyani will receive good and valid title to the SA Shares, free and clear of Encumbrances other than as provided under applicable securities laws.

Other than the rights and obligations arising under this Agreement, none of the SA Shares is subject to any rights of any other person to acquire the same. LFER is not a party to any option, warrant, purchase right, or other contract or commitment that could require him to sell, transfer, or otherwise dispose of the SA Shares (other than pursuant to this Agreement) nor is he a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the SA Shares.


ARTICLE II
MUTUAL RELEASE AND INDEMNITY


Section 2.1   Release by SmartAxiom.   Effective upon the parties' execution of this Agreement, SmartAxiom hereby fully releases and discharges LFER and its directors, officers, employees, successors, solicitors, agents and assigns of and from all claims, actions, causes of action, demands, rights, agreements, promises, liabilities, losses, damages, costs and expenses, of every nature and character, description and amount, either known or unknown, without limitation or exceptions, whether based on theories of tort, fraud, misrepresentation, contract, breach of contract, breach of the covenant of good faith and fair dealing, violation of statute, ordinance, or any other theory of liability or declaration of rights whatsoever, which SmartAxiom may now have or may hereinafter acquire against LFER, whether asserted or not, arising directly or indirectly from or based on the SPA or on any other cause, event, transaction, act, omission, occurrence, condition or matter, of any kind or nature whatsoever, which has occurred prior to the parties' execution of this Agreement.

Section 2.2   Release by LFER. Effective upon the parties' execution of this Agreement, LFER hereby fully releases and discharges Amit Biyani and SmartAxiom and its directors, officers, employees, successors, solicitors, agents and assigns of and from all claims, actions, causes of action, demands, rights, agreements, promises, liabilities, losses, damages, costs and expenses, of every nature and character, description and amount, either known or unknown, without limitation or exceptions, whether based on theories of tort, fraud, misrepresentation, contract, breach of contract, breach of the covenant of good faith and fair dealing, violation of statute, ordinance, or any other theory of liability or declaration of rights whatsoever, which LFER may now have or may hereinafter acquire against SmartAxiom, whether asserted or not, arising directly or indirectly from or based on the SPA or on any other cause, event, transaction, act, omission, occurrence, condition or matter, of any kind or nature whatsoever, which has occurred prior to the parties' execution of this Agreement.

Section 2.3   Indemnification by SmartAxiom.   Effective upon the parties' execution of this Agreement, SmartAxiom shall assume and pay, honor and discharge when due, and shall indemnify LFER against, all debts, adverse claims, liabilities, judgments and obligations asserted by any person not a party to this Agreement, whether accrued, contingent or otherwise and whether known or unknown, including those arising under any law (including common law) or any rule or regulation of any governmental authority or imposed by any court or any arbitrator in a binding arbitration resulting from, and arising from or relating to: (i) the business, assets, liabilities, agreements, and operations of SmartAxiom.

Section 2.4 Indemnification by LFER. Effective upon the parties' execution of this Agreement, LFER shall assume and pay, honor and discharge when due, and shall indemnify SmartAxiom against, all debts, adverse claims, liabilities, judgments and obligations asserted by any person not a party to this Agreement, whether accrued, contingent or otherwise and whether known or unknown, including those arising under any law (including common law) or any rule or regulation of any governmental authority or imposed by any court or any arbitrator in a binding arbitration resulting from, and arising from or relating to: (i) the business, assets, liabilities, agreements, and operations of LFER, to the extent not related to SmartAxiom.

Section 2.5 Convertible Promissory Note to be Issued by SmartAxiom. As additional consideration to LFER hereunder, and in recognition of the $250,000 previously advanced from LFER to SmartAxiom, SmartAxiom shall execute and deliver to LFER, concurrently with the Parties' execution of this Agreement, a Convertible Promissory Note in the principal amount of $250,000 having the form and substance set forth in Exhibit A hereto.

Section 2.6 Mutual Non-Disparagement. The parties shall not, and shall not induce others to, disparage any other party to this Agreement or its subsidiaries or affiliates or their past and present officers, directors, employees or products. "Disparage" shall mean making comments or statements to the press, the party's or its subsidiaries' or affiliates' employees or any individual or entity with whom the party or its subsidiaries or affiliates has a business relationship which would adversely affect in any manner (1) the business of the party or its subsidiaries or affiliates (including any products or business plans or prospects), or (2) the business reputation of the party or its subsidiaries or affiliates, or any of their products, or their past or present officers, directors or employees. This provision does not, in any way, restrict or impede any party from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order.

Section 2.7 SmartAxiom Cooperation With LFER Accounting and Audit Procedures. SmartAxiom covenants and agrees that, following the parties' execution of this Agreement, SmartAxiom shall provide such books, records, and accounting and business information regarding SmartAxiom as LFER may reasonably request in order to complete the preparation of LFER's quarterly and annual financial statements up to 2021. In addition, SmartAxiom covenants and agrees that it will cooperate in good faith with the inquiries and procedures to be conducted by LFER's independent audit firm, and will provide such records, confirmations, and other information as is reasonably necessary to complete such audit procedures.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

SmartAxiom and Biyani each hereby represent and warrant to LFER as follows:

Section 3.1 Power and Authority. SmartAxiom and Biyani have all requisite power, authority and legal right and capacity to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. All acts required to be taken by SmartAxiom and Biyani to enter into this Agreement and to carry out the transactions contemplated hereby have been properly taken. This Agreement constitutes a legal, valid and binding obligation of SmartAxiom and Biyani, enforceable against them in accordance with the terms hereof and thereof.

Section 3.2 <u>No Conflicts</u>. The execution and delivery of this Agreement by SmartAxiom and Biyani and the performance by SmartAxiom and Biyani of their obligations hereunder in accordance with the terms hereof: (i) will not require the consent of any third party or any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, under any statutes, laws, ordinances, rules, regulations, orders, writs, injunctions, judgments, or decrees (collectively, "<u>Laws</u>"); (ii) will not violate any Laws applicable to SmartAxiom and Biyani; and (iii) will not violate or breach any contractual obligation to which SmartAxiom or Biyani is a party or to which SmartAxiom or Biyani or their properties or assets are otherwise bound.

LFER hereby represents and warrants to SmartAxiom and Biyani as follows:

Section 3.3 <u>Power and Authority</u>. LFER has all requisite power, authority and legal right and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. All acts required to be taken by LFER to enter into this Agreement and to carry out the transactions contemplated hereby have been properly taken. This Agreement constitutes a legal, valid and binding obligation of LFER, enforceable against its in accordance with the terms hereof and thereof.

Section 3.4 <u>No Conflicts</u>. The execution and delivery of this Agreement by LFER and the performance by LFER of its obligations hereunder in accordance with the terms hereof: (i) will not require the consent of any third party or any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, under any statutes, laws, ordinances, rules, regulations, orders, writs, injunctions, judgments, or decrees (collectively, "<u>Laws</u>"); (ii) will not violate any Laws applicable to LFER; and (iii) will not violate or breach any contractual obligation to which LFER is a party or to which LFER or its properties or assets are otherwise bound.

ARTICLE IV
<u>MISCELLANEOUS</u>

Section 4.1 <u>Amendments</u>. Subject to applicable law, this Agreement may be amended or modified by the parties hereto only by written agreement executed by each party to be bound thereby and delivered by duly authorized officers of the parties hereto.

Section 4.2 <u>Entire Agreement</u>. This Agreement constitutes the entire agreement of the parties hereto, and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, with respect to the subject matter hereof and thereof.

Section 4.3 <u>Expenses</u>. Except as otherwise expressly provided herein, all expenses and fees incurred by the parties in the drafting or negotiation of this Agreement shall be borne solely and entirely by the party that has incurred the same.

Section 4.4 <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to amend or modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 4.5 <u>Successors and Assigns</u>. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 4.6 <u>No Third Party Beneficiaries</u>. Nothing herein expressed or implied shall be construed to give any person other than the parties hereto (and their successors and assigns as permitted herein) any legal or equitable rights hereunder.

Section 4.7 <u>Counterparts; Delivery by Facsimile or E-mail</u>. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by electronic mail, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 4.8 <u>Recitals</u>. The recitals set forth above are incorporated herein and, by this reference, are made part of this Agreement as if fully set forth herein.

Section 4.9 <u>Headings</u>. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.10 <u>Governing Law</u>. This Agreement and the agreements, instruments and documents contemplated hereby shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to its conflicts of law principles.

Section 4.11 <u>Dispute Resolution</u>. The parties hereto shall initially attempt to resolve all claims, disputes or controversies arising under, out of or in connection with this Agreement by conducting good faith negotiations amongst themselves. If the parties hereto are unable to resolve the matter following good faith negotiations, the matter shall thereafter be resolved by binding arbitration and each party hereto hereby waives any right it may otherwise have to the resolution of such matter by any means other than binding arbitration pursuant to this <u>Section 4.11</u>. Whenever a party shall decide to institute arbitration proceedings, it shall provide written notice to that effect to the other parties hereto. The party giving such notice shall, however, refrain from instituting the arbitration proceedings for a period of sixty (60) days following such notice. During this period, the parties shall make good faith efforts to amicably resolve the claim, dispute or controversy without arbitration. Any arbitration hereunder shall be conducted in the English language under the commercial arbitration rules of the American Arbitration Association. Any such arbitration shall be conducted in New York City, New York by a panel of three arbitrators: one arbitrator shall be appointed by SmartAxiom and Biyani, one arbitrator shall be appointed by LFER, and the third arbitrator shall be appointed by the American Arbitration Association. The panel of arbitrators shall have the authority to grant specific performance. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based on the claim, dispute or controversy in question would be barred under this Agreement or by the applicable statute of limitations. The prevailing party in any arbitration shall be entitled to recover from the other party, in addition to any other remedies specified in the award, all reasonable costs, attorneys' fees and other expenses incurred by such prevailing party to arbitrate the claim, dispute or controversy.

Section 4.12 <u>Understanding of Agreement</u>. The parties each acknowledge that they have fully read the contents of this Agreement and that they have had the opportunity to obtain the advice of counsel of their choice, and that they have full, complete and total comprehension of the provisions hereof and are in full agreement with each and every one of the terms, conditions and provisions of this Agreement. The parties agree to waive any and all rights to apply an interpretation of any and all terms, conditions or provisions hereof, including the rule of construction that such ambiguities are to be resolved against the drafter of this Agreement. For the purpose of this instrument, the parties agree that ambiguities, if any, are to be resolved in the same manner as would have been the case had this instrument been jointly conceived and drafted.

Section 4.13 <u>Interpretation</u>.

(a)   When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b)   Whenever the words "<u>include</u>", "<u>includes</u>" or "<u>including</u>" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(c)   The words "<u>hereof</u>", "<u>hereby</u>", "<u>herein</u>" and "<u>herewith</u>" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)   The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)   A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, unless the context requires otherwise.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

LFER:

LIFE ON EARTH, INC.

By: _____

Name: _Mahmood Khan_____

Title: ___CEO, Life On Earth, Inc.___

SMARTAXIOM:

SMARTAXIOM, INC.

By: _____

Name: _____

Title: _____

AMIT BIYANI:

_____

Amit Biyani

EXHIBIT A
CONVERTIBLE PROMISSORY NOTE